UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 31, 2009

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited	FAX TO SE

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office  : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and nine months ended 30 September 2009, prepared in accordance with US GAAP

USD in lakhs except share data

	Three months ended September 30		Nine months ended September 30		Year ended December 31
	2009 (Unaudited)	2008 (Unaudited)	2009 (Unaudited)	2008 (Unaudited)	2008 (Audited)

Net Revenues	1,672	1,835	4,858	5,425	7,189
Cost of revenues	1,052	1,220	3,157	3,750	4,913
Gross profit	620	615	1,701	1,675	2,276
Selling, general and administrative expenses	327	351	899	1,000	1,327
Foreign exchange (gain)/loss, net	22	(12)	129	57	183
Operating income	271	276	673	618	766
Interest and dividend income	28	34	82	96	130
Interest expense	(3)	(6)	(12)	(13)	(18)
Interest expense reversed	18	74	16	65	65
Gain/(loss) on sale of investments, net	9	(1)	94	95	97
Other income, net	7	13	17	21	26
Income before income taxes	330	390	870	882	1,066
Income tax expense/ (benefit)	(27)	(41)	77	28	52
Net Income	357	431	793	854	1,014
Earnings per share
- Basic	$0.28	$0.32	$0.62	$0.62	$0.75
- Diluted	$0.27	$0.32	$0.61	$0.62	$0.75
Weighted average number of common shares used in computing earnings per share
- Basic	128,163,437	135,925,454	128,124,961	137,997,950	135,590,677
- Diluted	131,290,834	135,925,454	129,411,346	138,166,712	135,760,422
Total assets	8,351	7,663	8,351	7,663	7,653
Cash and cash equivalents	576	387	576	387	601
Investments	3,251	2,427	3,251	2,427	2,483

Notes:

1                  The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared in accordance with the accounting principles generally accepted in the United States (‘US GAAP’). All inter-company transactions have been eliminated on consolidation.

2                 During the three months ended September 30, 2009, U. S. Internal Revenue Service (‘IRS’) completed it’s assessment of tax returns for the years ended 2005 and 2006 of Patni Americas Inc. The settlement with the IRS for these years addressed issues relating to payroll tax, transfer pricing and other income tax matters. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for later years based on the experience gained from the tax examination and accordingly the following amounts have been included in the income statement during the three months ended September 30, 2009:

Three months ended September 30, 2009
Reduction of accrual for payroll taxes (1)	(12)
Reduction in interest expense (2)	(18)
Reduction in other expense (3)	(2)
Reduction in income taxes - current	(94)
Increase in income taxes - deferred	12
Total	(114)

During the three months ended September 30, 2008, the IRS completed its assessment of tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended March 31, 2003, 2004 and 2005 of the US branch of the Company. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for later years based on the experience gained from the tax examination and accordingly, the following amounts were included in the income statement for the three months ended September 30, 2008 as mentioned in the table below:

Three months ended September 30, 2008
Reduction of accrual for payroll taxes (1)	(28)
Reduction in interest expense (2)	(75)
Increase in Interest expense	3
Reduction in other expense (3)	(11)
Reduction in income taxes - current	(123)
Increase in income taxes - deferred	47
Total	(187)

(1) Included under cost of revenues

(2) Included under Interest expense reversed

(3) Included under other income, net

3                 In December 2008, the Company received a Demand of approximately Rs. 4,587 for the Assessment Year 2003-04 including an interest demand of Rs. 2,586 ($ 95 including an interest demand of approximately $ 54) and another Demand in January 2009 of approximately Rs. 11,318 for the Assessment Year 2005-06 including an interest demand of approximately Rs. 4,220 ($ 235 including an interest demand of approximately $ 88). These new demands concern the same issue of disallowance of tax benefits under Section 10A as per earlier assessments. The Company has filed an appeal with the tax authorities and a stay of demand has been granted until June 30, 2009 or settlement of appeal whichever is earlier.

As per stay of demand order, till September 2009, the Company has paid sum of Rs. 660 ($ 14) for the Assessment Year 2003-04 and Rs. 1,710 ($ 36) for the Assessment year 2005-06 as regards the matter under appeal. The Company has earlier filed an extension for stay of demand and the same has been granted till October 31, 2009 or settlement of appeal whichever is earlier. On October 30, 2009, the Company has filed for further extension of stay of demand.  Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

The tax department had earlier rejected the Company’s claim under section 10A and raised a demand of approximately Rs. 6,302 ($ 131 including an interest demand of approximately $ 39) for AY 2004-05 and Rs. 2,617 ($ 54 including an interest demand of approximately $ 29) for AY 2002-03 in December 2006 and December 2007 respectively. However on appeal, in 2008 the CIT (Appeals) had allowed the claim under section 10A of the Income Tax Act, 1961. The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of assessment year 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

4                 The above statement of financial results were reviewed by the Audit Committee and approved by the Board of Directors at the meeting held on October 31, 2009.

1

Patni Computer Systems Limited	FAX TO SE

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office  : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of financial statements prepared as per US GAAP - Convenience translation (Unaudited)

Rs. in lakhs except share data

	Quarter ended 30 September		Nine months ended 30 September		Year ended 31 December
	2009	2008	2009	2008	2008

Exchange Rate (Rs.)	48.09	46.45	48.09	46.45	48.58
Net Revenues	80,402	85,225	233,594	251,980	349,234
Cost of revenues	50,567	56,655	151,813	174,185	238,657
Gross profit	29,835	28,570	81,781	77,795	110,577
Selling, general and administrative expenses	15,718	16,276	43,203	46,440	64,457
Foreign exchange (gain)/loss, net	1,086	(545)	6,200	2,670	8,919
Operating income	13,031	12,839	32,378	28,685	37,201
Interest and dividend income	1,353	1,573	3,911	4,457	6,316
Interest expense	(154)	(276)	(580)	(596)	(847)
Interest expense reversed	881	3,454	777	3,018	3,156
Gain/(loss) on sale of investments, net	427	(47)	4,528	4,390	4,728
Other income, net	327	575	812	991	1,244
Income before income taxes	15,865	18,118	41,826	40,945	51,798
Income taxes	(1,292)	(1,901)	3,692	1,295	2,528
Net Income	17,157	20,019	38,134	39,650	49,270
Earnings per share
- Basic	13.39	14.73	29.76	28.73	36.44
- Diluted	13.07	14.73	29.47	28.70	36.44
Total assets	401,600	355,946	401,600	355,946	371,803
Cash and cash equivalents	27,722	17,993	27,722	17,993	29,215
Investments	156,363	112,730	156,363	112,730	120,624

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all. Investors are cautioned not to rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Jeya Kumar
October 31, 2009	Chief Executive Officer

2

Patni Computer Systems Limited	FAX TO SE

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office  : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Audited consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter and nine months ended 30 September 2009, as per Indian GAAP.

Rs. in lakhs except share data

	Quarter ended 30 September		Nine months ended 30 September		Year ended 31 December
	2009 (Audited)	2008 (Audited)	2009 (Audited)	2008 (Audited)	2008 (Audited)

Income
Sales and service income	80,173	79,961	235,781	226,027	311,727
Other operating income	576	176	1,626	821	1,028
	80,749	80,137	237,407	226,848	312,755

Expenditure
Personnel costs	47,343	46,265	138,539	131,880	183,287
Selling, general and administration costs	16,818	17,966	54,227	56,982	81,275
Depreciation (net of transfer from revaluation reserves)	3,115	2,892	11,404	8,470	11,414
	67,276	67,123	204,170	197,332	275,976

Profit from Operations before Other Income and Interest	13,473	13,014	33,237	29,516	36,779
Other income	2,628	4,539	9,188	10,115	11,856
Profit Before Interest	16,101	17,553	42,425	39,631	48,635

Interest	155	268	637	549	790
Profit After Interest for the period/year	15,946	17,285	41,788	39,082	47,845

Provision for taxation	1,452	280	6,534	3,603	7,027
MAT credit entitlement	(2,270)	(1,160)	(2,999)	(2,819)	(3,477)
Provision for taxation - Fringe benefits	(94)	142	147	351	494
Net profit for the period/year	16,858	18,023	38,106	37,947	43,801

Paid up equity share capital (Face value per equity share of Rs. 2 each)	2,566	2,606	2,566	2,606	2,562

Reserves excluding revaluation reserves					281,420
Earnings per equity share of Rs.2 each
- Basic	13.15	13.26	29.74	27.50	32.30
- Diluted	12.83	13.24	29.36	27.45	32.25
Dividend per share (Face value per equity share of Rs. 2 each)					3.00

Notes:

1                  The condensed consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared in accordance with the principles and procedures as prescribed by the Accounting Standard on Consolidated Financial Statements mandated by Rule 3 of the Companies (Accounting Standards) Rules, 2006 issued by the Central Government, in consultation with National Advisory Committee on Accounting Standards (‘NACAS’), the provisions of the Companies Act, 1956, and guidelines issued by the Securities and Exchange Board of India (‘SEBI’). The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered.

The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries. Condensed consolidated financial statements are prepared using uniform accounting policies across the Group.

2                  The subsidiaries considered in the consolidated financial statements as at 30 September 2009 are wholly owned subsidiaries, namely Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc., Patni Computer Systems (Czech) s.r.o, Patni Computer Systems Brasil Ltda, PCS Computer Systems Mexico SA de CV and Patni (Singapore) Pte. Ltd.

3                  Paid up equity share capital does not include Rs. 188 (2008: Rs. Nil) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

4      Investor complaints for the quarter ended 30 September 2009:

Pending as on 1 July 2009	Pending as on 1 July 2009	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	—	44	44	—

5      Statement of Utilisation of ADS Funds as of 30 September 2009

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699

Deployment :
1 Held as short term investments			10,818
2 Utilised for Capital expenditure for office facilities			41,673
3 Exchange loss			1,208
Total			53,699

6      Total Public Shareholding*

	As of 30 September		As of 31 December
	2009	2008	2008
- Number of Shares	30,465,650	33,819,321	31,086,629
- Percentage of Shareholding	23.74%	25.96%	24.27%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depository Receipt shareholders).

3

Patni Computer Systems Limited	FAX TO SE

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office  : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

As of 30 September 2009
Promoters and Promoter group Shareholding
a) Pledge/Encumbered
- Number of shares	Nil
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	Nil
- Percentage of shares (as a % of the total share capital of the Company)	Nil
B) Non-encumbered
- Number of shares	61,974,202
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100%
- Percentage of shares (as a % of the total share capital of the Company)	48.30%

7                 During the three months ended 30 September 2009, U. S. Internal Revenue Service (‘IRS’) completed it’s assessment of tax returns for the years ended 2005 and 2006 of Patni Americas Inc. The settlement with the IRS for these years addressed issues relating to payroll tax, transfer pricing and other income tax matters. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for later years based on the experience gained from the tax examination and accordingly the following amounts have been included in the income statement during the three months ended 30 September 2009:

Three months ended 30 September 2009
Decrease of accrual for Payroll taxes (1)	(566)
Reversal of interest expenses (2)	(894)
Reduction of Other expense (3)	(113)
Reduction of income taxes -current	(4,561)
Increase in income taxes -deferred	584
Total	(5,550)

During the three months ended 30 September 2008, the IRS completed its assessment of tax returns for the years ended 2003 and 2004 of Patni Americas Inc. and for the years ended 31 March 2003, 2004 and 2005 of the US branch of the Company. Based on the completion of assessment of these years, the Company reviewed the adequacy of the previously established tax exposure reserves with respect to these years and re-measured the established tax positions for later years based on the experience gained from the tax examination and accordingly, the following amounts were included in the income statement for the three months ended 30 September 2008 as mentioned in the table below:

Three months ended 30 September 2008
Decrease of accrual for Payroll taxes (1)	(1,079)
Reversal of interest expenses (2)	(2,930)
Increase in interest expenses	124
Reduction of Other expense (3)	(428)
Reduction of income taxes -current	(4,448)
Increase in income taxes -deferred	1,869
Total	(6,893)

(1) Included in personnel costs

(2) Included in Other Income - Interest from Others

(3) Included in Selling, general and administration costs

8                  In December 2008, the Company received a Demand of approximately Rs. 4,587 for the Assessment Year 2003-04 including an interest demand of Rs. 2,586 and another Demand in January 2009 of approximately Rs. 11,318 for the Assessment Year 2005-06 including an interest demand of approximately Rs. 4,220. These new demands concern the same issue of disallowance of tax benefits under Section 10A of the Income Tax Act, 1961, as per earlier assessments. The Company has filed an appeal with the tax authorities and stay of demand has been granted till 30 June 2009 or settlement of appeal whichever is earlier. As per stay of demand order, till September 2009, the company has paid a sum of Rs. 660 for the Assessment Year 2003-04 and Rs.1,710 for the Assessment year 2005-06 as regards the matter under appeal. The Company has earlier filed an extension for stay of demand and the same has been granted till 31 October 2009 or settlement of appeal whichever is earlier. On 30 October, 2009, the Company has filed for further extension of stay of demand. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

The Tax department had earlier rejected our claim under section 10A and raised a demand of Rs. 6,302 for AY 2004-05 and Rs. 2,617 for AY 2002-03 in December 2006 and December 2007 respectively. However on appeal in 2008, the CIT (Appeals) had allowed the claim under section 10A of the Income Tax Act, 1961. The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of assessment years 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

9                  Mr. Jeya Kumar has been appointed as Chief Executive Officer (‘CEO’) of the company with effect from 20 February 2009. The appointment is subject to the approval of the statutory authorities including the Central Government under Section 269 of the Indian Companies Act, and other applicable provisions. The Shareholders’ approval has been received at the Annual General Meeting held on 25 June 2009.

10            The Finance Act,2009 has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending 31 March 2011 or 10 years after the commencement of a Company’s undertaking. The fringe benefit tax has also been abolished.

4

Patni Computer Systems Limited	FAX TO SE

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office  : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

11    Segment Information:

Particulars	Financial services	Insurance	Manufacturing, Retail & Distribution	Communications, Media & Utilities	Product Engineering	Total
For the three months ended 30 September 2009
Sales and service income	9,835	25,159	22,702	10,726	11,751	80,173
For the nine months ended 30 September 2009
Sales and service income	31,319	69,869	66,577	32,534	35,482	235,781
Balances as at 30 September 2009
Sundry debtors	8,147	11,387	16,150	8,827	6,263	50,774
Unbilled revenue	1,504	2,355	4,996	4,038	2,556	15,449
Billings in excess of cost and estimated earnings	(88)	(307)	(603)	(272)	(709)	(1,979)
Advance from customers	(128)	(40)	(189)	(33)	(38)	(428)

Particulars	Financial services	Insurance	Manufacturing, Retail & Distribution	Communications, Media & Utilities	Product Engineering	Total
For the three months ended 30 September 2008
Sales and service income	10,059	20,256	23,307	14,116	12,223	79,961
For the nine months ended 30 September 2008
Sales and service income	29,006	54,512	64,295	42,447	35,767	226,027
Balances as at 31 December 2008
Sundry debtors	7,190	12,389	16,129	11,046	7,755	54,509
Unbilled revenue	1,333	1,054	3,962	6,380	2,219	14,948
Billings in excess of cost and estimated earnings	(509)	(109)	(990)	(492)	(825)	(2,925)
Advance from customers	(42)	(24)	(222)	(29)	(334)	(651)

The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably. Fixed assets used in Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

From 1 January 2009, retail, logistics and transportation segment (previously included under “Others” in the Company’s segment information disclosures) has been merged with the manufacturing industry practice (now renamed as Manufacturing, Retail and Distribution). This integration of industry practices is mainly due to similar service offerings, as both require large Enterprise Resource Planning (‘ERP’)  implementation with significant work towards supply chain management. Further, Energy and utilities segment (previously included under “Others” in the Company’s segment information disclosures) has been merged with the Communications, Media and Entertainment industry practice (now renamed as Communications, Media and Utilties) as the Business Support Systems (‘BSS’) platform is commonly used in case of these industry practices. With effect from 1 January 2009 “Costs and estimated earnings in excess of billings on uncompleted contracts” has been disclosed as Unbilled revenue.

12            Previous period’s figures have been appropriately reclassified/regrouped to conform to the current period’s presentations.

13            The above statement of financial results were reviewed by the Audit Committee and approved by the Board of Directors at the meeting held on 31 October 2009.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Jeya Kumar
31 October 2009	Chief Executive Officer

5

Patni Computer Systems Limited	FAX TO SE

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office  : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

Rs. in lakhs

	Quarter Ended 30 September		Nine months ended 30 September		Year ended 31 December
	2009	2008	2009	2008	2008

Consolidated net income as per Indian GAAP	16,858	18,023	38,107	37,947	43,801
Income taxes	541	455	777	(699)	603
Foreign currency differences	181	80	669	110	731
Employee retirement benefits	427	(89)	(535)	(501)	179
ESOP related Compensation Cost	(336)	(427)	(394)	(1,273)	(1,658)
Impairment of Intangibles	—	—	1,396	—	—
Business acquisition	(261)	(176)	(650)	(503)	(711)
Others	(55)	(35)	8	7	(27)
Total	497	(192)	1,271	(2,859)	(883)
Consolidated net income as per US GAAP	17,355	17,831	39,378	35,088	42,918

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financial statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

6

Patni Computer Systems Limited	FAX TO SE

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office  : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Audited financial results of Patni Computer Systems Limited for the quarter and nine months ended 30 September 2009, as per Indian GAAP (Standalone)

Rs. in Lakhs except share data

	Quarter ended 30 September		Nine months ended 30 September		Year ended 31 December
	2009	2008	2009	2008	2008
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
Income
Sales and service income	43,492	41,464	127,193	110,681	154,102
Other operating income	551	1,450	1,445	680	943
	44,043	42,914	128,638	111,361	155,045
Expenditure
Personnel costs	21,642	19,385	60,251	53,962	74,254
Selling, general and administration costs	9,315	7,532	29,261	25,971	39,972
Depreciation (net of transfer from revaluation reserves)	2,462	2,218	6,992	6,530	8,783
	33,419	29,135	96,504	86,463	123,009

Profit from operations before Other Income and Interest	10,624	13,779	32,134	24,898	32,036
Other income	1,686	1,294	8,233	8,317	9,942
Profit before interest	12,310	15,073	40,367	33,215	41,978
Interest costs	152	327	554	483	648
Profit from Ordinary Activities before tax	12,158	14,746	39,813	32,732	41,330

Provision for taxation	4,161	341	9,080	2,837	5,145
MAT credit entitlement	(2,270)	(1,025)	(2,949)	(2,486)	(3,204)
Provision for taxation - Fringe benefits	(85)	135	129	333	474
Profit after taxation	10,352	15,295	33,553	32,048	38,915

Paid up equity share capital (Face value per equity share of Rs. 2 each)	2,566	2,606	2,566	2,606	2,562
Reserves excluding revaluation reserves					249,542

Earnings per equity share of Rs. 2 each
- Basic	8.08	11.25	26.19	23.22	28.70
- Diluted	7.85	11.24	25.78	23.19	28.65
Dividend per share (Face value per equity share of Rs. 2 each)	—	—	—	—	3.00

Notes :

1      Investor complaints for the quarter ended 30 September 2009:

Pending as on 1 July 2009	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	44	44	—

2      Statement of Utilisation of ADS Funds as of 30 September 2009

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $ 20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699
Deployment :
1 Held as short term investments			10,818
2 Utilised for Capital expenditure for office facilities			41,673
3 Exchange loss			1,208
Total			53,699

7

Patni Computer Systems Limited	FAX TO SE

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office  : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Audited financial results of Patni Computer Systems Limited for the quarter and nine months ended 30 September 2009, as per Indian GAAP (Standalone) (Contd.)

3      Total Public Shareholding *

	As of 30 September		As of 31 December
	2009	2008	2008
- Number of Shares	30,465,650	33,819,321	31,086,629
- Percentage of Shareholding	23.74%	25.96%	24.27%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement ( excludes shares held by founders and American Depository Receipt shareholders ).

4      Promoters and Promoter group Shareholding

As of 30 September 2009
a) Pledge/Encumbered
- Number of shares	Nil
- Percentage of shares (as a % of the total shareholding of promoter group)	Nil
- Percentage of shares (as a % of the total share capital of the Company)	Nil
B) Non-encumbered
- Number of shares	61,974,202
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100%
- Percentage of shares (as a % of the total share capital of the Company)	48.30%

5                  Paid up equity share capital does not include Rs. 188 (2008 : Rs. Nil) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

6                  In December 2008, the Company received a Demand of approximately Rs. 4,587 for the Assessment Year 2003-04 including an interest demand of Rs. 2,586 and another Demand in January 2009 of approximately Rs. 11,318 for the Assessment Year 2005-06 including an interest demand of approximately Rs. 4,220. These new demands concern the same issue of disallowance of tax benefits under Section 10A of the Income Tax Act, 1961, as per earlier assessments. The Company has filed an appeal with the tax authorities and stay of demand has been granted till 30 June 2009 or settlement of appeal whichever is earlier. As per stay of demand order, till September 2009, the company has paid a sum of Rs. 660 for the Assessment Year 2003-04 and Rs.1,710 for the Assessment year 2005-06 as regards the matter under appeal. The Company has filed an extension for stay of demand and the same has been granted till 31 October 2009 or settlement of appeal whichever is earlier. On 30 October, 2009, the Company has filed for further extension of stay of demand. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

The Tax department had earlier rejected our claim under section 10A and raised a demand of Rs. 6,302 for AY 2004-05 and Rs. 2,617 for AY 2002-03 in December 2006 and December 2007 respectively. However on appeal in 2008, the CIT (Appeals) had allowed the claim under section 10A of the Income Tax Act, 1961. The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of assessment years 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that Patni expects to be material in relation to its business.

7                  During the three months ended 30 September 2008, the US Internal Revenue Service (‘IRS’) completed its assessment of tax returns for the years ended 31 March 2003, 2004 and 2005 of the US branch of the Company. Based on the completion of assessment for these years, the Company reversed the excess tax exposure reserves and the related interest accruals with respect to these years and re-measured the established tax positions for later years based on the experience gained from the tax examination and accordingly, the following amounts have been included in the income statement for the three months ended 30 September 2008:

Three months ended 30 September 2008
Reversal of interest expense (i)	(1,314)
Increase in interest expense	182
Reduction of income taxes -current	(3,101)
Increase in income taxes -deferred	757
Total	(3,476)

(i) Included in ‘Other Income’

8                  Mr. Jeya Kumar has been appointed as Chief Executive Officer (‘CEO’) of the company with effect from 20 February 2009. The appointment is subject to the approval of the statutory authorities including the Central Government under Section 269 of the Indian Companies Act, and other applicable provisions. The Shareholders’ approval has been received at the Annual General Meeting held on 25 June 2009.

9                  The Finance Act,2009 has extended the availability of the 10-year income tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year ending 31 March 2011 or 10 years after the commencement of a Company’s undertaking. The fringe benefit tax has also been abolished.

10            Previous period figures have been appropriately reclassified / regrouped to conform to the current period’s presentations.

11            The above statement of financial results were reviewed by the Audit Committee and approved by the Board of Directors at the meeting held on 31 October 2009.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Mr. Jeya Kumar
31 October 2009	Chief Executive Officer

8

Press Release

Patni Q3 Revenues up 3.3% at $167.2 million

 Net Income* up 24.5% QoQ

Mumbai, India, October 31, 2009: Patni Computer Systems Limited (Patni) today announced its financial results for the third quarter ended 30th September 2009.

*Important Note:  In Q3 2009, based on prior years tax reviews by IRS, which were concluded during the quarter, certain provisions have been reversed resulting in one time increase in gross profit of US$ 1.2 million, other income of US$ 2.1 million and decrease in tax expense of US$ 8.1 million. Consequently, profit after tax has increased by US$ 11.4 million for the quarter. Similarly in our Q3 2008 release, prior year’s tax reviews by IRS, had resulted in reversal of certain provisions which led to a one time increase in gross profit of US$ 2.8 million, other income of US$ 8.3 million and decrease in tax expense of US$ 7.7 million. Consequently, profit after tax had increased by US$ 18.7 million for Q3 2008. Variations in Patni’s Q3 2008 & Q3 2009 financial performance as a result of such write backs have been referred to as “Extra Ordinary Items” in this press release. Financial Performance excluding these Extra ordinary items has been considered for comparative performance review in this release.

Performance Highlights for the quarter ended September 30,2009

•      Revenues for the quarter at US$ 167.2 million (Rs.8,040.2 million)

•                  Up 3.3% QoQ from US$ 161.9 million (Rs.7,729.1 million)

•                  Down 8.9 % YoY from US$ 183.5 million (Rs. 8,522.5 million)

•                  Revenue concentration from top client lower at 11.9% against 12.3%, Top 5 up at 38.3% from 37.2%, $ 1m relationships up at 92 , 7 new clients added during the quarter.

•                  Operating Income for the quarter at US$ 27.1 million (Rs.1,303.1 million)

•                  Up 11.7% QoQ from US$ 24.3 million (Rs.1,158.3 million)

•                  Down 2.0% YoY from US$ 27.6 million (Rs.1,283.9 million)

•                  Operating Income adjusted for Extra Ordinary items is at US$25.9 million for the quarter, + 6.9% QoQ and +4.3% YoY .

•                  Net Income for the quarter at US$ 35.7 million (Rs. 1,715.7 million)

•                  Up 24.5% QoQ from US$ 28.7 million (Rs. 1,368.5 million)

•                  Down 17.2% YoY from US$ 43.1 million (Rs.2,001.9 million)

•                  Net income adjusted for Extra Ordinary items is at US$ 24.3 million for the quarter, (-)15.2% QoQ and (-)0.4% YoY

•                  EPS for the quarter at US$ 0.28 per share (US$ 0.56 per ADS).

•                  EPS adjusted for Extra Ordinary items is at US$ 0.19 per share (US$ 0.38 per ADS)

www.patni.com

Future Outlook:

•                  Q4 CY2009 Revenues are expected to be at US$ 168 million to US$169 million and Net Income (Excluding the hedging Gain/Loss) is expected to be in the range of US$ 24 million to US$ 25 million

•                  This guidance is based on constant Rupee -USD rate of Rs.46.5 and constant GBP —USD rate of 1.65, EURO-USD rate of 1.40.

•                  Mark to Market foreign exchange gain during Q4 2009 is expected to be in the range of US$ 1 to $ 1.5 million based on current estimates. This may change depending on further currency movements during the quarter and will impact our Net Earnings accordingly.

Management Comments

Mr.Jeya Kumar, Chief Executive Officer, said, “ Our Overall performance from the quarter has been ahead of our expectations on all counts .We are very pleased with these results and hard work of our employees in these difficult times. While the global macro economic environment is still thwart with risks and challenges, the fading of solvency risks is positive with stable market place.  Deflationary pressure on overall global IT services market is likely to continue for foreseeable future, however the off shoring and global delivery services market share will increase over time. We find ourselves in a good position competitively with our micro vertical focused strategy even as sustained visibility to growth is at least 2-3 quarters away.”

Speaking on the occasion, Mr. Surjeet Singh, Chief Financial Officer, said, “Volumes were up during the quarter and pricing was stable. All customer categories grew on volumes and marginal forex change. Cost realignment gains continued during the quarter as our operating earnings remained ahead of our expectations. With continued investments in geographic expansion, we are confident of capturing faster incremental growth along with inorganic additions besides gains on resultant absorption benefits in our cost base over the next 12- 18 months”

Corporate Developments

Appointments

•                  Key leadership Appointments.

Mr. Vijay Mehra has been appointed as Executive Vice President and Head of Business Verticals. Vijay was until recently, Global CIO at Essar Group of Companies and comes with over 20 years of global management and consulting experience. Vijay will define and boost Patni’s micro-verticals strategy, structure, systems and skills.

Mr . Naresh K. Lakhanpal,has been appointed as President, Patni Americas Inc. Naresh has over 23 years of diverse business experience including operations, sales, engineering, product development and strategy.

Mr. V Mathivanan , has been appointed President, APAC and will lead this business from Singapore, where Patni has recently established its new regional headquarters. Mathi comes with over 30 years of experience specializing in IT with companies such as Singapore Network Services (SNS) and CrimsonLogic.

Innovation

•                  Patni Computer Systems Unveils Cloud Services Strategy

Patni’s first in a series of consulting and software services initiatives designed to help customers accelerate deployment to a cloud environment. The first offering, Patni’s Cloud Acceleration Program (CAP), gives independent service providers and application developers a structured, business-driven approach based on Patni’s proven process and methodologies that take the guesswork out of transitioning to cloud-based solutions.

Awards & Recognition

•                  Patni Ranked #7 Preferred Employer in DQ-IDC’s Best Employer Survey 2009

Patni has been conferred the #7 Preferred Employer rank in DQ-IDC’s Best Employer Survey 2009 based on an industry-wide employee satisfaction survey. The company was also ranked #16 Best IT Employer after a comprehensive analysis of HR policies across the industry. This rank is significant as it indicates a jump of 13 places from last year for Patni.

•                  Patni Named “Challenger” in Magic Quadrant for Help Desk Outsourcing, North America

Patni has been positioned by leading industry analyst firm Gartner, Inc., in the “Challengers” quadrant of its “Magic Quadrant for Help Desk Outsourcing, North America” 2009 report by Richard Matlus and William Maurer. The report is designed to help corporations identify and evaluate outsourcing external service providers (ESPs) for help desk services.

Client Initiatives

•                  Patni helps “Get Connected” deliver innovative online directory of help and support services for young people in crisis

Patni has collaborated with leading UK charity “Get Connected” to build a new online directory service, ‘Webhelp 24/7’, that will help young people find solutions to a wide range of issues, from coping with mental illness to learning disabilities. “Get Connected” has also been chosen as Patni’s Charity of The Year for the EMEA region.

(Figures in Million US$ except EPS and Share Data)

A1) CONSOLIDATED STATEMENT OF INCOME

For the quarter  / period ended

Particulars	Sep 30 2009 (Unaudited)	Extra Ordinary Items**		NON GAAP Sept 2009 (Excluding Extra Ordinary Items)	Sep 30 2008 (Unaudited)	Extra Ordinary Items**		NON GAAP Sept 2008 (Excluding Extra Ordinary Items)	YoY change %	Jun 30 2009 (Unaudited)	QoQ change %	Non GAAP YoY change %	Non GAAP QoQ change %	2008 (Audited)	Extra Ordinary Items**		NON GAAP 2008 (Excluding Extra Ordinary Items)
Revenue	167.2			167.2	183.5			183.5	-8.9%	161.9	3.3%	-8.9%	3.3%	718.9			718.9
Cost of revenues	101.1	(1.2	)(1)	102.3	117.6	(2.8	)(1)	120.4	-14.0%	101.6	-0.5%	-15.0%	0.7%	473.6	(2.8	)(1)	476.4
Depreciation	4.0			4.0	4.3			4.3	-7.8%	4.1	-1.1%	-7.8%	-1.1%	17.7			17.7
Gross Profit	62.0	1.2		60.9	61.5	2.8		58.7	0.9%	56.2	10.3%	3.7%	8.3%	227.6	2.8		224.8
Sales and marketing expenses	14.2			14.2	13.2			13.2	7.4%	12.0	18.0%	7.4%	18.0%	52.6			52.6
General and administrative expenses	18.0			18.0	21.2			21.2	-15.2%	15.9	13.5%	-15.2%	13.5%	78.5			78.5
Provision for doubtful debts and advances	0.5			0.5	0.6			0.6	-17.7%	(0.0)	-4630.7%	-17.7%	-4630.7%	1.6			1.6
Foreign exchange (gain) / loss, net	2.3			2.3	(1.2)			(1.2)	-292.5%	4.1	-45.3%	-292.5%	-45.3%	18.4			18.4
Operating income	27.1	1.2	(2)	25.9	27.6	2.8	(2)	24.9	-2.0%	24.3	11.7%	4.3%	6.9%	76.6	2.8	(2)	73.8
Other income / (expense), net	5.9	2.1	(3)	3.8	11.4	8.3	(3)	3.1	-48.1%	11.2	-47.5%	23.7%	-65.9%	30.0	7.0	(3)	23.0
Income before income taxes	33.0	3.2	(4)	29.8	39.0	11.0	(4)	28.0	-15.4%	35.5	-7.0%	6.4%	-16.1%	106.6	9.8	(4)	96.8
Income taxes	(2.7)	(8.1	)(5)	5.5	(4.1)	(7.7	)(5)	3.6	-34.4%	6.8	-139.4%	53.2%	-20.0%	5.2	(8.4	)(5)	13.6
Net income/(loss)	35.7	11.4	(6)	24.3	43.1	18.7	(6)	24.4	-17.2%	28.7	24.5%	-0.4%	-15.2%	101.4	18.2	(6)	83.2
Earning per share
- Basic	$ 0.28			$ 0.19	$ 0.32			$ 0.18	-12.2%	$ 0.22	24.4%	5.6%	-15.2%	$ 0.75			$ 0.61
- Diluted	$ 0.27			$ 0.19	$ 0.32			$ 0.18	-14.3%	$ 0.22	22.0%	3.1%	-16.9%	$ 0.75			$ 0.61
Weighted average number of common shares used in computing earnings per share
- Basic	128,163,437			128,163,437	135,925,454			135,925,454		128,105,795				135,590,677			135,590,677
- Diluted	131,290,834			131,290,834	135,925,454			135,925,454		128,704,643				135,760,422			135,760,422

** Certain prior years’ tax review is concluded by IRS and has resulted in net reversal leading to an increase in 2008 & Q3 2009 Gross Profit, Operating Income and Net Income.

(1) - Due to write back of provision for payroll taxes of earlier years

(2) - Impact of 1

(3) - Due to write back of provision for interest/ penalties of earlier years

(4) - Impact of 2 and 3

(5) - Due to write back of provision for income tax of earlier years

(6) - Impact of 4 and 5

Financial Statements Analysis:

Revenues

Revenues during the quarter were higher by 3.3% sequentially to US$ 167.2 million (Rs.8,040.2 million), from US$ 161.9 million (Rs.7,729.1 million) in the preceding quarter. Revenue growth was driven by volume growth of 3.0% (including higher number of days) and 0.3% due to currency impacts. Number of active clients were 283 at quarter end as compared to 294 in Q2 2009.

Gross Margin

Gross Margins were at 37.1% or US$ 62.0 million (Rs.2,983.5 million) against 34.7% or US$ 56.2 million (Rs.2,684.5 million) in the previous quarter. Gross Profit adjusted for Extra Ordinary Items is at US$ 60.9 million at 36.4% during the quarter. Improvement in Gross margin is primarily on account of higher utilization and impact of cost rationalization measures.

Overall non cash expense is US$ 5.4 million which includes depreciation and amortization expenses of US$ 4.5 million and stock option charge of US$ 0.9 million. Corresponding expense for Q2 was US$ 4.6 million for depreciation and amortization and US$ 0.2 million for stock option charge.

Selling General and Administrative Expenses (SGA Expenses)

Sales and marketing expenses during the quarter were at US$ 14.2 million (Rs.680.8 million) at 8.5% as compared to US$ 12.0 million (Rs.572.7 million) at 7.4% in the previous quarter.

G&A expenses during the quarter were at US$ 18.0 million (Rs.865.7 million) or 10.8% as compared to US$ 15.9 million (Rs.756.9 million) at 9.8% during the previous quarter. The sequential change is due to period cost change which has got normalized during this quarter.

Overall non cash expense is US$ 3.9 million which includes depreciation and amortization expenses at US$ 2.4 million for the quarter as against US$ 2.1 million in Q2 2009 and stock option charge at US$ 1.5 million for the quarter as against US$ 0.6 million in Q2.

Foreign exchange gain/loss

The revaluation and mark to market foreign exchange loss for the quarter were at US$ 2.3 million (Rs.108.6 million) as compared to foreign exchange loss of US$ 4.1 million (Rs.197.2 million) during the previous quarter.

The quarter end rate for debtor’s revaluation was Rs.48.10. Outstanding contracts at the end of Q3 2009 were about US$ 287 million which were contracted in the range of Rs.41.1 to Rs 51.2.

Operating Income

Operating Income including foreign exchange gain / loss was at US$ 27.1 million (Rs.1,303.1 million) or at 16.2% during the quarter. Operating income adjusted a for Extra Ordinary items is at US$ 25.9 million for the quarter or at 15.5% against US $24.3 million (Rs.1,158.3 million) or 15.0% during the previous quarter, reflecting an increase of 6.9% on QoQ and 4.3% on YoY basis.

Other Income

For Q3 CY2009, other income (including interest and dividend income net of interest expenses, profit/loss on sale of investments and other miscellaneous income) stood at 3.5% or US$ 5.9 million (Rs.283.4 million).  Other Income adjusted for Extra ordinary items at US$ 3.8 million at 2.3% during the quarter lower than US$ 11.2 million during previous quarter due to cyclical change on account of fixed maturity investments.

Profit before Tax

Profit before tax for the quarter was at US$ 33.0 million (Rs.1,586.5 million) or at 19.7% during the quarter. Profit before Tax adjusted for Extra Ordinary items is at US$ 29.8 million for the quarter or at 17.8% against US $35.5 million (Rs.1,694.2 million) or 21.9% during the previous quarter, reflecting a sequential decrease of 16.1% and increase by 6.4% on YoY basis.

Income Taxes

Income tax for the quarter was at US$ (-) 2.7 million (Rs.129.2 million). Income Tax after adjustment of Extra Ordinary items is at US$ 5.5 million at an effective tax rate of 18.3%.

Net Income

Consequently, net income for the quarter at 21.3% was US$ 35.7 million (Rs.1,715.7 million) against US$ 28.7 million (Rs.1,368.5 million) at 17.7% in the previous quarter. Net income adjusted for Extra Ordinary items at US$ 24.3 million at 14.5% for the quarter.

Balance Sheet and Cash Flow changes

During the quarter, against net income of US$ 35.7 million (Rs.1,715.7 million), cash from operating activities was at US$ 34.4 million (Rs. 1,654.2 million) net of changes in current assets and liabilities of US $ (-) 7.9 million and non cash charges of US$ 6.6 million. These non cash charges comprise of depreciation and amortization including compensation cost of US$ 9.3 million and other charge of US$ (-) 2.7 million.

Net cash from investing activities was US$ 32.7 million (Rs.1,574.1 million) including capital expenditure of US$ 2.4 million (Rs.113.2 million),investment in investments of US$ 30.4 million (Rs.1,460.8 million).

Net cash outflow on financing activities was US$ 0.6 million (Rs.27.5 million) comprising payment of dividend on common shares of US$ 1.4 million (Rs.66.7 million) and US$ (-) 0.8 million (Rs.39.2 million) on other financing activities. Over all cash and cash equivalents (including short term investments) post revaluation, were at US$ 379.9 million (Rs.18,270.6 million), as compared to US$ 347.6 million (Rs.16,595.5 million) at the close of Q2 2009.

Receivables at the end of Q3 2009 were at US$105.6 million as compared to US$ 100.7 million at the end of Q2 2009. Number of days outstanding (Including Unbilled) for the current quarter were 75 days similar to the previous quarter.

Figures in Million INR except EPS and Share Data

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME : BASED ON CONVENIENCE TRANSLATION

For the quarter  / period ended

Particulars	Sep 30 2009	Sep 30 2008	Jun 30 2009	2008

Exchange rate$1 = INR	48.09	46.45	47.74	48.58
Revenue	8,040.2	8,522.5	7,729.1	34,923.4
Cost of revenues	4,863.8	5,463.5	4,851.1	23,007.5
Depreciation	192.8	202.0	193.5	858.2
Gross Profit	2,983.5	2,857.0	2,684.5	11,057.7
Sales and marketing expenses	680.8	612.0	572.7	2,553.2
General and administrative expenses	865.7	985.9	756.9	3,813.5
Provision for doubtful debts and advances	25.3	29.7	(0.6)	79.0
Foreign exchange (gain) / loss, net	108.6	(54.5)	197.2	891.9
Operating income	1,303.1	1,283.9	1,158.3	3,720.1
Other income / (expense), net	283.4	527.9	536.0	1,459.7
Income before income taxes	1,586.5	1,811.8	1,694.2	5,179.8
Income taxes	(129.2)	(190.1)	325.8	252.8
Net income/(loss)	1,715.7	2,001.9	1,368.5	4,927.0
Earning per share
- Basic	13.39	14.73	10.68	36.44
- Diluted	13.07	14.73	10.63	36.44
Weighted average number of common shares used in computing earnings per share
- Basic	128,163,437	135,925,454	128,105,795	135,590,677
- Diluted	131,290,834	135,925,454	128,704,643	135,760,422

Important Notes to this release:

•    Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the third quarter ended September 30, 2009

•    U.S. GAAP

A Consolidated Statement of Income in US GAAP is available on page 3 of the Fact Sheet attached to this release

•    Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•    Convenience translation

A Consolidated Statement of Income as per Convenience Translation prepared in accordance with US GAAP is available on page 6 of the Fact Sheet attached to this release. We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

•    Attached Fact Sheet (results & analysis tables)

About Patni Computer Systems Ltd:

Patni Computer Systems Limited (BSE: PATNI COMPUT, NSE: PATNI, NYSE: PTI) is a global provider of IT Services and business solutions, servicing Global 2000 clients. Patni services its clients through its industry-focused practices, including banking, financial services (BFS) and insurance (I); manufacturing, retail and distribution (MRD); life sciences; communications, media and utilities (CMU), and its technology-focused practices.

With an employee strength of 13,800; multiple global delivery centers spread across 12 cities worldwide; 27 international offices across the Americas, Europe and Asia-Pacific; Patni has registered revenues of US$ 719 million for the year 2008.

Patni’s service offerings include application development and maintenance, enterprise application solutions, business and technology consulting, product engineering services, infrastructure management services, customer interaction services & business process outsourcing, quality assurance and engineering services.

Committed to quality, Patni adds value to its clients’ businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2000 certified and SEI-CMMI Level 5 (V 1.2) organization, assessed enterprise wide at P-CMM Level 3. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks.

Patni leverages its vast experience spanning three decades; deep domain expertise; full-spectrum services; and suites of IP-led solutions, methodologies and frameworks; in being an effective business transformation partner to its clients.

For more information on Patni, visit www.patni.com

FOR MORE INFORMATION PLEASE CONTACT:

Investor Relations:

Gaurav Agarwal, Patni US; +1-617-914-8360; investors@patni.com

Gavin Desa, Citigate Dewe Rogerson India; +91-22-4007 5037; gavin@cdr-india.com

Media Relations:

Heena Kanal, Patni India; +91-22-6693 0500; heena.kanal@patni.com

Tony Viola, Patni US; +1-617-354-7424; tony.viola@patni.com

IMPORTANT NOTE:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

-Ends-

Financial and Operating Information
for the quarter ended September 30, 2009	October 31, 2009

NOTES:

• Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended September 30, 2009.

• U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

• Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

• Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

• Reclassification

Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

1

Financial and Operating Information
for the quarter ended September 30, 2009	October 31, 2009

Fact Sheet Summary Index

2

Financial and Operating Information
for the quarter ended September 30, 2009	October 31, 2009

A1) CONSOLIDATED STATEMENT OF INCOME  - US GAAP (US$ ‘000)

For the quarter  / period ended

Particulars	Sep 30 2009 (Unaudited)	Extra Ordinary Items**		NON GAAP Sept 2009 (Excluding Extra Ordinary Items)	Sep 30 2008 (Unaudited)	Extra Ordinary Items**		NON GAAP Sept 2008 (Excluding Extra Ordinary Items)	YoY change %	Jun 30 2009 (Unaudited)	QoQ change %	Non GAAP YoY change %	Non GAAP QoQ change %	2008 (Audited)	Extra Ordinary Items**		NON GAAP 2008 (Excluding Extra Ordinary Items)
Revenue	167,190			167,190	183,477			183,477	-8.9%	161,899	3.3%	-8.9%	3.3%	718,884			718,884
Cost of revenues	101,140	(1,158	)(1)	102,298	117,621	(2,770	)(1)	120,391	-14.0%	101,615	-0.5%	-15.0%	0.7%	473,600	(2,770	)(1)	476,370
Depreciation	4,010			4,010	4,349			4,349	-7.8%	4,053	-1.1%	-7.8%	-1.1%	17,666			17,666
Gross Profit	62,040	1,158		60,882	61,507	2,770		58,737	0.9%	56,231	10.3%	3.7%	8.3%	227,618	2,770		224,848
Sales and marketing expenses	14,157			14,157	13,176			13,176	7.4%	11,995	18.0%	7.4%	18.0%	52,557			52,557
General and administrative expenses	18,002			18,002	21,225			21,225	-15.2%	15,855	13.5%	-15.2%	13.5%	78,499			78,499
Provision for doubtful debts and advances	526			526	639			639	-17.7%	(12)	-4630.7%	-17.7%	-4630.7%	1,626			1,626
Foreign exchange (gain) / loss, net	2,259			2,259	(1,173)			(1,173)	-292.5%	4,130	-45.3%	-292.5%	-45.3%	18,359			18,359
Operating income	27,097	1,158	(2)	25,939	27,640	2,770	(2)	24,870	-2.0%	24,262	11.7%	4.3%	6.9%	76,577	2,770	(2)	73,808
Other income / (expense), net	5,894	2,063	(3)	3,831	11,362	8,264	(3)	3,098	-48.1%	11,227	-47.5%	23.7%	-65.9%	30,047	7,030	(3)	23,018
Income before income taxes	32,990	3,221	(4)	29,770	39,002	11,034	(4)	27,968	-15.4%	35,489	-7.0%	6.4%	-16.1%	106,625	9,799	(4)	96,826
Income taxes	(2,687)	(8,144	)(5)	5,456	(4,093)	(7,654	)(5)	3,561	-34.4%	6,824	-139.4%	53.2%	-20.0%	5,203	(8,382	)(5)	13,586
Net income/(loss)	35,678	11,364	(6)	24,313	43,095	18,688	(6)	24,407	-17.2%	28,665	24.5%	-0.4%	-15.2%	101,421	18,181	(6)	83,240
Earning per share
- Basic	$0.28	$0.19	$0.32	$0.18	-12.2%	$0.22	24.4%	5.6%	-15.2%	$0.75	$0.61
- Diluted	$0.27	$0.19	$0.32	$0.18	-14.3%	$0.22	22.0%	3.1%	-16.9%	$0.75	$0.61
Weighted average number of common shares used in computing earnings per share
- Basic	128,163,437	128,163,437	135,925,454	135,925,454		128,105,795				135,590,677	135,590,677
- Diluted	131,290,834	131,290,834	135,925,454	135,925,454		128,704,643				135,760,422	135,760,422

** Certain prior years’ tax review is concluded by IRS and has resulted in net reversal leading to an increase in 2008 & Q3 2009 Gross Profit, Operating Income and Net Income.

(1) – Due to write back of provision for payroll taxes of earlier years

(2) – Impact of 1

(3) – Due to write back of provision for interest/ penalties of earlier years

(4) – Impact of 2 and 3

(5) – Due to write back of provision for income tax of earlier years

(6) – Impact of 4 and 5

3

Financial and Operating Information
for the quarter ended September 30, 2009	October 31, 2009

A2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

Particulars	As on 30-Sep-09	As on 30-Jun-09	As on 30-Sep-08
Assets
Total current assets	546,229	516,292	475,252
Goodwill	65,784	65,966	67,125
Intangible assets, net	23,957	25,043	28,383
Property, plant, and equipment, net	146,324	151,006	157,483
Other assets	52,807	50,081	38,055
Total assets	835,101	808,389	766,298
Liabilities
Total current liabilities	133,234	134,731	150,773
Capital lease obligations excluding current installments	113	133	237
Other liabilities	27,865	39,586	29,054
Total liabilities	161,211	174,450	180,064
Total shareholders’ equity	673,889	633,939	586,234
Total liabilities & shareholders’ equity	835,101	808,389	766,298

A3) CONSOLIDATED CASH FLOW STATEMENT USGAAP (US$ ‘000)

Particulars	Sep 30 2009 (Unaudited)	Jun 30 2009 (Unaudited)	Sep 30 2008 (Unaudited)	2008 (Audited)
Net cash provided by operating activities	34,398	43,799	27,147	149,343
Net cash used in investing activities	(32,732)	(29,857)	22,437	(35,532)
Capital expenditure, net	(2,355)	(6,686)	(6,026)	(39,521)
Investment in securities, net	(30,377)	(23,171)	28,463	3,989
Net cash provided / (used) in financing activities	(571)	(7,927)	(54,837)	(64,590)
Others	(43)	(63)	(69)	(293)
Common shares issued / (Buy Back)	860	5	(43,327)	(52,855)
Dividend on common shares	(1,387)	(7,869)	(11,441)	(11,441)
Net increase / (decrease) in cash and equivalents	1,095	6,015	(5,253)	49,222
Effect of exchange rate changes on cash and equivalents	(535)	4,446	(11,122)	(21,709)
Cash and equivalents at the beginning of the period	57,087	46,625	55,111	32,626
Cash and equivalents at the end of the period	57,647	57,087	38,736	60,138

B1) AUDITED CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP (RS. ‘000)

For the quarter / period ended

Particulars	Sep 30 2009	Sep 30 2008	YoY Change %	Jun 30 2009	QoQ Change %	2008
Sales and service income	8,017,247	7,996,102	0.3%	7,796,456	2.8%	31,172,682
Other income	320,406	471,517	-32.0%	577,811	-44.5%	1,288,421
Total income	8,337,653	8,467,619	-1.5%	8,374,267	-0.4%	32,461,103
Staff costs	4,734,238	4,626,485	2.3%	4,440,280	6.6%	18,328,658
Selling, general and administration expenses	1,993,299	2,085,785	-4.4%	2,277,380	-12.5%	9,268,979
Interest	15,531	26,806	-42.1%	19,697	-21.2%	78,959
Total expenditure	6,743,068	6,739,076	0.1%	6,737,357	0.1%	27,676,596
Net profit before tax and adjustments	1,594,585	1,728,543	-7.7%	1,636,910	-2.6%	4,784,506
Provision for taxation	(91,181)	(73,738)	23.7%	277,232	-132.9%	404,366
Profit/(loss) for the period after taxation	1,685,766	1,802,281	-6.5%	1,359,678	24.0%	4,380,140
Profit and loss account, brought forward	20,226,909	16,553,144	22.2%	18,867,237	7.2%	14,560,885
Amount available for appropriation	21,912,675	18,355,425	19.4%	20,226,915	8.3%	18,941,025
Proposed dividend on equity shares	—	—	0.0%	—	0.0%	384,473
Dividend on equity shares	—	—	0.0%	5	0.0%	—
Dividend tax	—	—	0.0%	1	0.0%	65,341
Transfer to general reserve	—	—	0.0%	—	0.0%	389,154
Profit and loss account, carried forward	21,912,675	18,355,425	19.4%	20,226,909	8.3%	18,102,057
Earning per share (Rs. per equity share of Rs. 2 each)
- Basic	13.15	13.26	-0.8%	10.61	23.9%	32.30
- Diluted	12.83	13.24	-3.1%	10.49	22.3%	32.25
Weighted average number of common shares used in computing earnings per share
- Basic	128,163,437	135,925,454		128,105,795		135,590,677
- Diluted	131,413,935	136,108,038		129,577,769		135,815,016

4

Financial and Operating Information
for the quarter ended September 30, 2009	October 31, 2009

B2) AUDITED CONSOLIDATED BALANCE SHEET - INDIAN GAAP (RS. ‘000)

Particulars	As on 30-Sep-09	As on 30-Jun-09	As on 30-Sep-08
Assets
Current assets, loans and advances	11,626,250	11,439,194	11,556,213
Goodwill	4,881,590	4,875,305	4,825,306
Fixed assets(Net of Depreciation)	8,448,428	8,666,260	9,028,214
Investments	15,544,306	13,926,908	11,113,595
Deferred tax asset, net	917,102	1,008,307	634,982
Total assets	41,417,676	39,915,974	37,158,310
Liabilities
Current liabilities and provisions	7,674,864	8,207,205	8,197,901
Secured loans	11,878	13,122	20,771
Deferred tax liability, net	167,441	154,303	129,265
Total liabilities	7,854,183	8,374,630	8,347,937
Total shareholders’ equity	33,563,493	31,541,344	28,810,373
Total liabilities & shareholders’ equity	41,417,676	39,915,974	37,158,310

B3) AUDITED CONSOLIDATED CASH FLOW STATEMENT - INDIAN GAAP (RS ‘000)

Particulars	Sep 30 2009	Jun 30 2009	Sep 30 2008	2008

Cash flows from / (used in) operating activities (A)	1,491,271	2,048,669	903,983	5,814,039

Cash flows used in investing activities (B)	(1,448,150)	(1,332,200)	1,125,514	(1,002,523)

Cash flows from / (used in) from financing activities (C)	(10,186)	(383,269)	(2,466,025)	(2,859,934)

Effect of changes in exchange rates (D)	(330)	43,095	(115,258)	(305,689)

Net decrease in cash and cash equivalents during the period (A+B+C+D)	32,605	376,295	(551,786)	1,645,892

Cash and cash equivalents at the beginning of the period	2,740,207	2,363,912	2,370,894	1,285,857

Cash and cash equivalents at the end of the period	2,772,812	2,740,207	1,819,108	2,931,750

C) Reconcilation of Income as per Indian GAAP and US GAAP(RS. ‘000)

Particulars	Sep 30 2009	Sep 30 2008	Jun 30 2009	2008

Consolidated net income as per Indian GAAP	1,685,800	1,802,281	1,359,678	4,380,116
Income taxes	54,100	45,517	33,244	60,298
Foreign currency differences	18,100	8,040	5,876	73,078
Employee retirement benefits	42,700	(8,896)	(34,239)	17,937
ESOP related Compensation Cost	(33,600)	(42,729)	(31,040)	(165,832)
Impairment of Intangible	—		139,568
Amortisation of Intangibles , arising on Business acquisition	(26,100)	(17,614)	(19,667)	(71,055)
Others	(5,500)	(3,463)	5,436	(2,720)
Total	49,700	(19,145)	99,178	(88,293)

Consolidated net income as per US GAAP	1,735,500	1,783,136	1,458,856	4,291,822

5

Financial and Operating Information
for the quarter ended September 30, 2009	October 31, 2009

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	Sep 30 2009	Sep 30 2008	Jun 30 2009	2008
Exchange rate$1 = INR	48.09	46.45	47.74	48.58
Revenues	8,040,167	8,522,500	7,729,054	34,923,390
Cost of revenues	4,863,834	5,463,483	4,851,101	23,007,511
Depreciation	192,834	202,032	193,494	858,206
Gross Profit	2,983,500	2,856,985	2,684,459	11,057,673
Sales and marketing expenses	680,788	612,007	572,660	2,553,245
General and administrative expenses	865,707	985,903	756,928	3,813,465
Provision for doubtful debts and advances	25,296	29,682	(554)	78,979
Foreign exchange (gain) / loss, net	108,630	(54,500)	197,170	891,859
Operating income	1,303,078	1,283,892	1,158,256	3,720,124
Other income / (expense), net	283,431	527,894	535,991	1,459,693
Income before income taxes	1,586,508	1,811,787	1,694,246	5,179,816
Income taxes	(129,226)	(190,136)	325,765	252,781
Net income/(loss)	1,715,734	2,001,923	1,368,481	4,927,035
Earning per share
- Basic	13.39	14.73	10.68	36.44
- Diluted	13.07	14.73	10.63	36.44
Weighted average number of common shares used in computing earnings per share
- Basic	128,163,437	135,925,454	128,105,795	135,590,677
- Diluted	131,290,834	135,925,454	128,704,643	135,760,422

D2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	As on 30-Sep-09	As on 30-Jun-09	As on 30-Sep-08
Exchange rate$1 = INR	48.09	47.74	46.45
Assets
Total current assets	26,268,162	24,647,786	22,075,459
Goodwill	3,163,534	3,149,239	3,117,957
Intangible assets, net	1,152,091	1,195,538	1,318,393
Property, plant, and equipment, net	7,036,709	7,209,016	7,315,093
Other assets	2,539,488	2,390,889	1,767,662
Total assets	40,159,985	38,592,467	35,594,564
Liabilities
Total current liabilities	6,407,200	6,432,046	7,003,402
Capital lease obligations excl. installments	5,452	6,366	11,020
Other liabilities	1,340,004	1,889,824	1,349,563
Total liabilities	7,752,656	8,328,236	8,363,985
Total shareholders’ equity	32,407,329	30,264,231	27,230,579
Total liabilities & shareholders’ equity	40,159,985	38,592,467	35,594,564

D3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (RS ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	Sep 30 2009	Jun 30 2009	Sep 30 2008	2008
Exchange rate $1 = INR	48.09	47.74	46.45	48.58
Net cash provided by operating activities	1,654,179	2,090,951	1,260,973	7,255,086
Net cash used in investing activities	(1,574,069)	(1,425,354)	1,042,203	(1,726,132)
Capital expenditure, net	(113,245)	(319,179)	(279,897)	(1,919,918)
Investment in securities, net	(1,460,824)	(1,106,174)	1,322,100	193,786
Investment in subsidiary, net of cash acquired	—	—	—	—
Net cash provided / (used) in financing activities	(27,466)	(378,424)	(2,547,184)	(3,137,759)
Others	(2,091)	(3,020)	(3,225)	(14,254)
Common shares issued, net of expenses	41,338	256	(2,012,541)	(2,567,709)
Dividend on common shares	(66,713)	(375,660)	(531,418)	(555,796)
Net increase / (decrease) in cash and equivalents	52,645	287,173	(244,008)	2,391,195
Effect of exchange rate changes on cash and equivalents	(25,713)	212,249	(516,610)	(1,054,639)
Cash and equivalents at the beginning of the period	2,745,303	2,225,901	2,559,912	1,584,970
Cash and equivalents at the end of the period	2,772,235	2,725,323	1,799,294	2,921,526

6

Financial and Operating Information
for the quarter ended September 30, 2009	October 31, 2009

E1 ) REVENUE ANALYSIS

Revenue By Geographical Segments	Sep 30 2009	Jun 30 2009	Sep 30 2008	2008
Americas	80.8%	80.0%	76.7%	77.0%
EMEA	13.5%	14.2%	17.5%	17.4%
APAC	5.7%	5.8%	5.8%	5.6%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Industry Verticals	Sep 30 2009	Jun 30 2009	Sep 30 2008	2008
Insurance	31.2%	29.7%	25.1%	24.7%
Manufacturing, Retail and Distribution	28.4%	27.7%	29.5%	28.9%
Financial Services	12.3%	13.8%	12.5%	12.8%
Communications,Media & Utilities	13.5%	13.7%	17.7%	17.9%
Product Engineering Services	14.6%	15.1%	15.2%	15.8%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Service Offerings	Sep 30 2009	Jun 30 2009	Sep 30 2008	2008
Application Development & Maintenance	65.0%	64.9%	64.2%	63.8%
Package software implementation	12.9%	13.8%	15.0%	14.5%
Product Engineering Services	11.1%	11.3%	10.8%	11.2%
Infrastructure Management Services	6.0%	4.7%	4.7%	4.9%
Business Process Outsourcing	5.0%	5.3%	5.2%	5.6%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Project Type	Sep 30 2009	Jun 30 2009	Sep 30 2008	2008
Time and Material	57.6%	60.2%	63.2%	64.0%
Fixed Price (including Fixed Price SLA)	42.4%	39.8%	36.8%	36.0%
Total	100.0%	100.0%	100.0%	100.0%

E2) CLIENT- REVENUE METRICS

Particulars	Sep 30 2009	Jun 30 2009	Sep 30 2008	2008
Top client	11.9%	12.3%	10.5%	10.7%
Top 5 Clients	38.3%	37.2%	32.9%	32.7%
Top 10 Clients	51.4%	50.1%	45.3%	45.6%
Client data
No of $1 million clients	92	90	91	92
No of $5 million clients	27	26	30	30
No of $10 million clients	16	17	20	19
No of $50 million clients	2	2	2	2
No of new clients	7	7	27	100
No. of active Clients	283	294	332	331
% of Repeat Business	93.6%	94.5%	94.3%	93.0%

E3) REVENUE MIX AND UTILIZATION

	Sep 30 2009	Jun 30 2009	Sep 30 2008	2008
Efforts
Onsite	26.8%	27.6%	28.2%	28.7%
Offshore	73.2%	72.4%	71.8%	71.3%

Revenue
Onsite	55.1%	55.5%	58.0%	59.3%
Offshore	44.9%	44.5%	42.0%	40.7%

Utilization	77.0%	74.4%	75.0%	72.1%

7

Financial and Operating Information
for the quarter ended September 30, 2009	October 31, 2009

E4) EMPLOYEE METRICS

	Sep 30 2009	Jun 30 2009	Sep 30 2008	2008
Total Employees	13,607	13,780	14,701	14,894
Offshore	10,843	11,022	11,662	11,928
Onsite	2,764	2,758	3,039	2,966
Total	13,607	13,780	14,701	14,894

Sales & Support Staff	1,520	1,495	1,511	1,563
Net Additions	(173)	(760)	(343)	(51)
Attrition (LTM) excluding BPO	11.3%	13.2%	20.2%	18.6%

E5) FACILITIES - INDIA INFRASTRUCTURE (as on Sep 30, 2009)

	Operational**		Under Construction/ Furnishing
Location	Built Up Area (Sq ft)	No. of Seats	Built Up Area (Sq ft)	No. of Seats
Mumbai	183,648	1,751	—	—
Navi Mumbai	267,411	3,209	—	—
Airoli	462,845	4,380	—	—
Pune	306,020	3,275	—	—
Gandhinagar	37,014	351	—	—
Noida	501,100	3,756	—	—
Hyderabad	97,497	757	—	—
Bangalore	114,330	1,249	—	—
Chennai	148,000	1,189	—	—
	2,117,865	19,917	—	—

** Owned plus leased

E6) RUPEE - CURRENCY RATES AGAINST US DOLLAR

	Sep 30 2009	Sep 30 2008	Jun 30 2009
Rupee
Period end rate	48.10	46.95	47.90
Period average rate	48.38	44.37	48.74
Other Currencies (Average Rate)
AUD	0.83	0.89	0.76
EURO	1.43	1.51	1.36
GBP	1.64	1.90	1.55
YEN	0.01	0.06	0.01

8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: October 31, 2009	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary